[Letterhead of Sanderson Farms, Inc.]
May 15, 2006
VIA EDGAR AND FACSIMILE TRANSMISSION
Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Sanderson Farms, Inc., File No. 001-14977
Form 10-K for the Fiscal Year Ended October 31, 2005
Form 10-Q for the Fiscal Quarter Ended January 31, 2006
Dear Mr. Hiller:
     We respond to your letter dated April 25, 2006 that sets forth the staff’s comments on the referenced reports. Our responses are numbered according to your letter.
Form 10-K for the Fiscal Year Ended October 31, 2005
1. Competition
     As stated in the 10-K, the Company had no customer accounting for 10 percent or more of its consolidated sales during the 2005 fiscal year. Though not specifically required by Item 101(c)(1)(vii) of Regulation S-K, the Company also provided information about fiscal years 2004 and 2003, during which only one customer accounted for 10 percent or more of sales, those percentages being 12.5 percent in fiscal 2004 and 11.7 percent in fiscal 2003.
     Item 101(c)(1)(vii) requires that a registrant disclose the identity of a customer accounting for 10 percent or more of sales only if the loss of the customer would be material. Because of the commodity nature of the pricing of the Company’s products, the loss of any one of the Company’s significant customers would not have a material adverse effect on its operations or financial condition. Like other producers in its industry, the Company would not reduce production following the loss of a significant customer, but rather would sell the product earmarked for the lost customer on the current market.
     The Company has, in fact, lost customers in the past. When that has occurred, product that would have otherwise been sold to the lost customer was sold at prevailing market prices to short-term customers until a regular, long-term customer was found. While the Company has negotiated sales contracts with many customers, the prices at which substantially all of its

Mr. Karl Hiller
May 15, 2006

products are sold are prevailing market prices.
     Because the factors described above are typical for the Company’s industry, the Company does not believe any additional disclosure related to this comment will be helpful to investors.
2.  Hurricane Katrina
     The Company incurred $1.5 million of additional costs following Hurricane Katrina to compensate its contract poultry producers for the loss of revenue they incurred because of decreased efficiencies resulting from the storm. These payments to the Company’s contract poultry producers were included in cost of sales on the Company’s income statement for the year ended October 31, 2005. While the Company’s management believes these additional payments to contract poultry producers are covered by the terms of the Company’s insurance policies, it could not deem such recovery as probable, and therefore did not recognize any possible reimbursement of these costs in its financial statements. The Company will recognize any reimbursements of these costs if and when they are received, and any such reimbursements will be classified in the period received as other income, with appropriate disclosures of the nature of such amount.
     For several weeks after Hurricane Katrina, the Company was unable to sustain the workforce required to produce higher margin products normally sold by the Company, and therefore suffered $2.4 million in lost profits resulting from a less profitable product mix during the weeks immediately following the storm. The reasons for these human resource issues included the unavailability of fuel, damage to employees’ personal property and impassable roads due to down trees and power lines. In addition, the Company lost profits of $1.2 million that would have been realized on sales of live inventories destroyed by the hurricane. The Company had not recognized these lost profits as of October 31, 2005, but will recognize these amounts as other income when and if it receives reimbursement from the Company’s insurance carriers, with appropriate disclosures of the nature of such amounts.
     The Company believes the disclosure presented in its October 31, 2005 financial statements concerning the above unrecognized lost profits and incurred expenses of $5.1 million is sufficient, especially given the immaterial impact these unrecognized loss profits and incurred expenses had on net sales and cost of sales. When and if the Company receives proceeds from its existing insurance claim, it will be better able to describe the claims for which the reimbursement was made.
3. Consolidated Statements of Stockholders’ Equity
     The Company failed to reflect the effect of a stock split in the earliest period presented on its consolidated statement of stockholders’ equity. Share amounts and per share amounts appearing in the consolidated statements of income were presented in conformity with applicable regulations and guidance. The Company proposes to correct the stockholders’ equity section of

Mr. Karl Hiller
May 15, 2006

the consolidated balance sheets and the consolidated statement of stockholders’ equity and expand its disclosure to reflect the stock split in the manner set forth on Exhibit A.
4.  Shareholder Rights Agreement
     The Company’s Shareholder Rights Agreement is an anti-takeover device, also known as a “poison pill.” Its purpose and function are described in the Company’s Form 8-K dated April 22, 1999. The Company proposes to expand its disclosure about the agreement, as well as to correct the redemption price (which is $0.001 per right, not $0.01), in the manner set forth on Exhibit A.
5.  Other Matters
     Pursuant to SFAS 5, the Company made no loss accrual for the referenced litigation, and disclosed this fact under the heading “Contingencies” in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Because the outcome of this litigation cannot be determined with any certainty, no estimate of a possible loss or range of loss can be made, and the Company proposes to add a statement to that effect to its MD&A section in the manner set forth on Exhibit A.
6.  Quarterly Financial Data
     The Company inadvertently reported operating income on the quarterly financial data found on page 47. The Company will replace operating income with gross profit information, as required by Item 302(a)(1) of Regulation S-K, in the manner set forth on Exhibit A.
7.  Results of Operations
     The Company believes that the disclosure describing the $30.5 million decrease in the Company’s operating income for the three months ended January 31, 2006 as compared to the three months ended January 31, 2005 was sufficient when read in conjunction with the disclosure of net sales, cost of sales and selling, general and administrative expenses. The disclosure of operating income was a summary of the specific contributing factors discussed elsewhere in detail in the MD&A section. For example, in the net sales paragraph, the Company explained the factors contributing to a decrease of $11.2 million in net sales and, in the cost of sales paragraph, explained the factors contributing to an increase of $19.0 million in cost of sales.
8.  Legal Proceedings
     As reported in response to comment 5 above, the Company made no loss accrual for any litigation referenced in its disclosure. Accordingly, there was no release of any loss accrual upon issuance by the Mississippi Supreme Court of its final mandate in the litigation referenced in your letter. The fact that no loss contingency is accrued for any of the Company’s litigation is disclosed under the heading “Contingencies” in Item 7, “Management’s Discussion and Analysis

Mr. Karl Hiller
May 15, 2006

of Financial Condition and Results of Operations.”
* * * * *
     Please let us know whether the Company’s proposed revised disclosures will be satisfactory to the staff. If they are satisfactory, the Company will amend its 2005 10-K accordingly. Please note that we have marked Exhibit A in the faxed copy of this letter by underscoring (or shading, in the case of tabular information) to show changes to the disclosures in our 2005 10-K.
     The Company hereby acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosures in the referenced filings;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning our response, please contact me at (601) 649-4030.

Very truly yours, SANDERSON FARMS, INC.
By:	/s/ D. Michael Cockrell
D. Michael Cockrell
Chief Financial Officer and Treasurer

cc:	Sanderson Farms, Inc. Audit Committee
Mr. Philip J. Gunn, CPA, Ernst & Young LLP
Mr. Henry E. Chatham, Jr., Wise Carter Child & Caraway, P.A.
Mr. Louis Y. Fishman, Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P.
Ms. Maureen Brennan Gershanik, Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P.

Exhibit A
Form 10-K for the Fiscal Year Ended October 31, 2005
Item 7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
. . .
Contingencies
     The Company is a party to a number of legal proceedings and recognizes the costs of legal defense in the periods incurred. A determination of the amount of reserves required, if any, for these matters is made after considerable analysis of each individual case. Because the outcome of these cases cannot be determined with any certainty, no estimate of the possible loss or range of loss resulting from the cases can be made. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required due to changes in the Company’s assumptions, the effectiveness of legal strategies, or other factors beyond the Company’s control. Future results of operations may be materially affected by the creation of or changes to reserves or by accruals of losses to reflect any adverse determinations of these legal proceedings.
. . .
Item 8.    Financial Statements and Supplementary Data
. . .
Sanderson Farms, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
. . .

	October 31
	2005	2004
Stockholders’ equity:
Preferred Stock:
Series A Junior Participating Preferred Stock, $100 par value:
authorized shares-500,000; none issued
Par value to be determined by the Board of Directors: authorized shares-4,500,000; none issued
Common Stock, $1 par value: authorized shares-100,000,000; issued and outstanding shares-20,063,070 in 2005 and 19,959,238 in 2004	20,063	19,959
Paid-in capital	26,791	9,090
Unearned compensation	(13,607)	0
Retained earnings	312,406	250,292

Total stockholders’ equity	345,653	279,341

. . .
Sanderson Farms, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

						Total
	Common Stock		Paid-In	Unearned	Retained	Stockholders’
	Shares	Amount	Capital	Compensation	Earnings	Equity
	(In thousands, except shares
	and per share amounts)
Balance at October 31, 2002	13,051,026	$13,051	$0	$0	$142,840	$155,891
Three-for-two stock split	6,525,513	6,525			(6,525)	0

Adjusted Balance at October 31, 2002	19,576,539	19,576	$0	$0	136,315	155,891
Net income for year					54,061	54,061
Cash dividends ($.28 per share)					(5,449)	(5,449)
Special cash dividends ($.33 per share)					(6,508)	(6,508)
Purchase and retirement of common stock	(328,500)	(328)	(2,042)		(2,790)	(5,160)
Issuance of common stock	272,775	273	3,991			4,264

Balance at October 31, 2003	19,520,814	19,521	1,949	0	175,629	197,099
Net income for year					91,428	91,428
Cash dividends ($.34 per share)					(6,753)	(6,753)
Special cash dividends ($.50 per share)					(9,980)	(9,980)
Redemption of fractional shares					(32)	(32)
Issuance of common stock	438,424	438	7,141			7,579

Balance at October 31, 2004	19,959,238	19,959	9,090	0	250,292	279,341
Net income for year					70,638	70,638
Cash dividends ( $.42 per share)					(8,524)	(8,524)
Issuance of common stock	103,832	104	2,033			2,137
Issuance of restricted common stock			15,668	(15,360)		308
Amortization of unearned compensation				1,753		1,753

Balance at October 31, 2005	20,063,070	$20,063	$26,791	$(13,607)	$312,406	$345,653

. . .
Notes to Consolidated Financial Statements
1.  Significant Accounting Policies
. . .
     Earnings Per Share: Basic earnings per share is based upon the weighted average number of common shares outstanding during the year. Diluted earnings per share includes any dilutive effects of options, warrants, restricted stock and convertible securities. On January 29,

2004, the Board of Directors declared a 3 for 2 stock split to be effected in the form of a 50% stock dividend. This dividend was paid February 29, 2004 to stockholders of record on February 10, 2004. Share and per share data have been adjusted to reflect this stock split. Cash was paid in lieu of fractional shares. Stockholders’ equity was restated as of the earliest period presented to give retroactive recognition to the stock split by reclassifying the par value of the additional shares from retained earnings to common stock.
. . .
10. Shareholder Rights Agreement
     On April 22, 1999, the Company adopted a shareholder rights agreement (the “Agreement”) with similar terms as the previous one. The purpose of the rights is to force a potential acquiror to negotiate with the Company’s board of directors to ensure that the Company’s shareholders receive a fair price in any acquisition transaction.
     Under the terms of the Agreement a purchase right (“right”) was declared as a dividend for each share of the Company’s Common Stock outstanding on May 4, 1999. The rights do not become exercisable and certificates for the rights will not be issued until ten business days after a person or group acquires or announces a tender offer for the beneficial ownership of 20% or more of the Company’s Common Stock. Special rules set forth in the Agreement apply to determine beneficial ownership for members of the Sanderson family. Under these rules, such a member will not be considered to beneficially own certain shares of Common Stock, the economic benefit of which is received by any member of the Sanderson family, and certain shares of Common Stock acquired pursuant to employee benefit plans of the Company.
     The exercise price of a right has been established at $75. Once exercisable, each right would entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $100 per share. Because of the liquidation, voting and dividend preferences associated with the Preferred Stock, the value of one one-hundredth of a share of the Preferred Stock should approximate the value of one share of the Company’s Common Stock. In addition, after a person or group acquires 20% of the Common Stock, but before such person or group acquires 50%, the board of directors may exchange the rights for shares of the Company’s Common Stock at a ratio of one common share to each one one-hundredth of a preferred share.
     In some circumstances, the agreement also permits the Company’s shareholders to acquire additional shares of the Company’s Common Stock, or shares of an acquiror’s common stock, at a discount. The rights may be redeemed by the Board of Directors at $0.01 $0.001 per right prior to an acquisition, through open market purchases, a tender offer or otherwise, of the beneficial ownership of 20% or more of the Company’s Common Stock. The rights expire on May 4, 2009.

11. Other Matters
. . .
QUARTERLY FINANCIAL DATA

	Fiscal Year 2005
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter(1)
	(In thousands, except per share data)
		(Unaudited)
Net sales	$233,290	$259,176	$264,650	$249,069
Gross profit	29,535	59,197	57,346	33,437
Net income	10,041	26,520	24,022	10,055
Diluted earnings per share	$.50	$1.32	$1.19	$.50

	Fiscal Year 2004
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share data)
		(Unaudited)
Net sales	$226,441	$272,710	$293,923	$259,223
Gross profit	42,643	69,215	71,912	26,190
Net income	18,986	33,437	33,944	5,061
Diluted earnings per share	$.95	$1.67	$1.69	$.25
(1) During the fourth quarter of fiscal 2005, the Company was negatively impacted by Hurricane Katrina and had an estimated reduction in its gross profit during the fourth quarter of $7.9 million related to the storm.

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